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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UltraLat Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alejandro Falla (305) 455-0970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Alejandro Falla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UltraLat Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARIO BARRERA
MY COMMISSION #DD721419
EXPIRES: OCT 02, 2011
Bonded by 1st State Insurance

(Signature)

CEO & President

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
UltraLat Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of UltraLat Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UltraLat Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 19, 2009

ULTRALAT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH (NOTE 3)	$	35,950
SECURITIES OWNED, AT FAIR VALUE		102,517
RECEIVABLE FROM BROKER (NOTE 3)		927,148
DEPOSIT AT BROKER (NOTE 3)		150,000
PROPERTY AND EQUIPMENT, NET (NOTE 4)		132,086
OTHER ASSETS (NOTE 5)		114,073
	$	1,461,774
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	96,043
Income taxes payable (Note 6)		200,828
Deferred income taxes (Note 6)		27,000
Total liabilities		323,871
LEASE COMMITMENTS (NOTES 5 AND 7)		
STOCKHOLDER'S EQUITY		1,137,903
	$	1,461,774

See accompanying notes.

ULTRALAT SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE		
Riskless principal transactions	$	5,855,607
Other		302,678
Interest and dividends		62,683
Commissions		33,041
Total revenue		6,254,009
EXPENSES		
Clearing charges		452,879
Depreciation (Note 4)		25,876
Other general and administrative		398,420
Professional fees		170,622
Referral fees (Note 7)		3,338,873
Rent (Note 5)		98,455
Repairs and maintenance		32,831
Salaries and related expenses		1,112,590
Total expenses		5,630,546
INCOME BEFORE INCOME TAXES		623,463
INCOME TAXES (NOTE 6)		243,976
NET INCOME	$	379,487

See accompanying notes.

ULTRALAT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common stock; $0.01 par value; 10,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balances - December 31, 2007	10,000	$ 100	$ 873,100	$(114,784)	$ 758,416
Net income		-	-	379,487	379,487
Balances - December 31, 2008	10,000	$ 100	$ 873,100	$ 264,703	$ 1,137,903

See accompanying notes.

ULTRALAT SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	379,487
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		25,876
Deferred income taxes		57,000
Changes in operating assets and liabilities:		
Securities owned, at fair value	(	102,517)
Receivable from broker	(	235,440)
Other assets	(	26,521)
Accounts payable and accrued liabilities	(	220,601)
Income taxes payable		200,828
Total adjustments	(	301,375)
Net cash provided by operating activities		78,112
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(	72,606)
NET INCREASE IN CASH		5,506
CASH - BEGINNING		30,444
CASH - ENDING	$	35,950
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

UltraLat Securities, Inc., (the Company) is a member of the Financial Industry Regulatory Authority (f/k/a National Association of Securities Dealers, Inc.) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers primarily within Latin America. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government debt, and municipal securities, for its customers primarily within Latin America, and charge a commission.

The Company is a wholly owned subsidiary of Ultraholdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Deposits with Financial Institutions

The Company may, during the ordinary course of business, maintain cash deposits in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Valuation of Investments in Securities Fair Value

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), during the year ended December 31, 2008. In accordance with SFAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company records all security transactions on a trade-date basis, and realized gains or losses from security transactions were determined using the specific identification method.

Dividend income is recognized on an accrual basis as determined by the ex-dividend date. Interest income is recognized on an accrual basis.

At December 31, 2008, securities owned as reflected in the accompanying Statement of Financial Condition consists of a corporate bond that is categorized as Level 2.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	2 years

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals. Matching contributions to the Plan for the year ended December 31, 2008 totaled $7,931.

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position FIN 48-3.

The Company evaluates uncertain tax positions and the likelihood of losing the benefit thereof pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Upon adoption of Interpretation No. 48 for its 2009 annual financial statements, the Company will recognize income tax liabilities based upon criteria which include a more-likely- than-not threshold. The effects of adopting the Interpretation have not been determined.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $886,557 which exceeded requirements by $866,760.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2008, the deposit at broker and the receivable from broker are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consisted of the following:

Furniture and fixtures	$	24,722
Office equipment		100,957
Leasehold improvements		46,697
Artwork		13,331
		185,707
Less: accumulated depreciation		53,621
	$	132,086

Depreciation expense amounted to $25,876 for the year ended December 31, 2008.

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2014. The office facility lease is guaranteed by an entity related to the Company by virtue of common ownership. In August 2007, the Company signed an amendment to the operating lease, to extend the lease an additional six years and to move to a larger office suite within the same office building. The new lease became effective once the improvements on the new office were completed during September 2008. As part of the amended lease agreement, the Company delivered to the landlord an irrevocable unconditional letter of credit for $80,000 to serve as a security deposit. The collateral for this letter of credit is a certificate of deposit owned by the Company. At December 31, 2008, the certificate of deposit's balance was $83,778 and is included in other assets in the accompanying statement of financial condition.

The Company is also obligated under two non-cancelable equipment leases expiring in 2011 and 2012. The approximate minimum annual lease commitments on the leases for years subsequent to December 31, 2008 are as follows:

2009	$	91,000
2010		94,000
2011		97,000
2012		98,000
2013		98,000
Thereafter		42,000
	$	520,000

Rent expense and equipment rental expense for the year ended December 31, 2008 amounted to $98,455.

NOTE 6. INCOME TAXES

At December 31, 2008, deferred tax assets (liabilities) resulted from timing differences between financial and tax bases related to the following items:

Depreciation and amortization	$(29,000)
Amortization of intangible assets	2,000
	$(27,000)

The effective tax rate differed from the maximum federal statutory rate of 34%, principally due to permanent differences and state income taxes.

Income tax expense for the year ended December 31, 2008 was as follows:

Current	
Federal	$ 159,896
State	27,080
Deferred provision, principally federal	57,000
Total	$ 243,976

At December 31, 2008, $200,828 of income taxes were payable and are included in the accompanying Statement of Financial Condition.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has entered into a referral fee agreement with a foreign entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate introduces foreign customers to the Company in exchange for 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers. During the year ended December 31, 2008, the Company incurred and paid $3,214,665 in referral fees to the Affiliate.

Office Lease

The Company's office lease has been guaranteed by an entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $10,000.

SUPPLEMENTARY INFORMATION

ULTRALAT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2008

CREDITS		
Stockholder's equity	$	1,137,903
DEBITS		
Property and equipment, net		132,086
Other assets		114,073
Total debits		246,159
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		891,744
HAIRCUTS ON SECURITY POSITIONS		5,193
NET CAPITAL		886,551
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $296,871		19,791
EXCESS NET CAPITAL	$	866,760
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.33 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	96,043
Income taxes payable		200,828
Total aggregate indebtedness	$	296,871

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

ULTRALAT SECURITIES, INC.

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
UltraLat Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of UltraLat Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board or Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 19, 2009

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

Naples:

5100 tamiami trail north
naples, florida 34103

239 332 5711
239 344 2222 fax

Ft. Myers:

12730 new brittany blvd.
suite 202
ft. myers, florida 33902

239 332 5711
239 344 2222 fax

World Wide Web:

www.kaufmanrossin.com

ULTRALAT SECURITIES, INC.

REPORT PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS